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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

OVERSTOCK.COM, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

690370 10 1
(CUSIP Number)

Patrick M. Byrne
6322 South 3000 East, Suite 100
Salt Lake City, Utah 84121
(801) 947-3100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 17, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

AMENDMENT NO. 2 TO
SCHEDULE 13D

CUSIP No.: 690370 10 1

1	Name of Reporting Person Patrick M. Byrne

2	Check the Appropriate Box If A Member of a Group			(a) ☐
(b) ☒

3	SEC Use Only

4	Source of Funds PF, WC(1)

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)
☐

6	Citizenship or Place of Organization United States

Number of Shares		7	Sole Voting Power 1,060,600(2)
Beneficially
Owned by Each		8	Shared Voting Power 5,707,261(3)
Reporting
Person With		9	Sole Dispositive Power 1,060,600

		10	Shared Dispositive Power 5,707,261

11	Aggregate Amount Beneficially Owned by Reporting Person 6,767,861

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
☒

13	Percent of Class Represented by Amount in Row (11) 40.6%

14	Type of Reporting Person IN

(1)
Working capital of High Plains Investments LLC.

(2)
Includes 106,000 Shares reported that consist of vested options.

(3)
Includes 629,536 Shares reported that consist of vested warrants.

AMENDMENT NO. 2 TO
STATEMENT ON SCHEDULE 13D

        This Amendment No. 2 (this "Amendment") amends and supplements the Statement on Schedule 13D filed by Patrick M. Byrne, John B. Pettway, High Plains Investments LLC and Haverford Valley L.C. dated November 14, 2002, as amended to date (the "Original 13D") relating to shares of the common stock, par value $0.0001 per share (the "Shares") of Overstock.com, Inc., a Delaware corporation (the "Issuer"), whose principal executive offices are located at 6322 South 3000 East, Suite 100, Salt Lake City, Utah 84121. Capitalized terms used but not defined herein have the meanings ascribed to them in the Original 13D.

Item 2. Identity and Background

        Item 2 of the Original 13D is supplemented as follows:

        The names of the persons filing this Amendment are Patrick M. Byrne ("Dr. Byrne") and John B. Pettway ("Mr. Pettway"). Dr. Byrne is the President and Chairman of the Board of the Issuer.

Item 3. Source and Amount of Funds or Other Consideration

        Item 3 of the Original 13D is supplemented as follows:

        On February 17, 2004 Dr. Byrne purchased 620,000 Shares in open market transactions on the Nasdaq National Market System with his personal funds.

Item 4. Purpose of the Transaction

        Item 4 of the Original 13D is supplemented as follows:

        Dr. Byrne holds the Shares acquired as reported in this Amendment for the purpose of investment. Dr. Byrne may purchase additional shares.

        As the Issuer has previously announced, the Issuer is considering filing a registration statement with the Securities and Exchange Commission for a shelf offering of its common stock. The press release issued by the Issuer stated that the Issuer anticipates that the shelf registration statement will register up to 2.5 million shares and that there will be no selling stockholders.

        Dr. Byrne anticipates that the Board of Directors of the Issuer may fill a vacancy on the Board of Directors by appointing to the Board John J. Byrne, Jr., the father of Dr. Byrne and a former member of the Board of Directors.

Item 5. Interest in Securities of the Issuer

        Item 5 of the Original 13D is supplemented as follows:

        As set forth herein, Dr. Byrne beneficially owns 6,767,861 Shares, which represent 40.6% of the outstanding Shares, based upon the number of Shares outstanding as of the most recent practicable date, and calculated in accordance with Rule 13d-3. Dr. Byrne shares voting and dispositive power over 5,707,261 Shares with High Plains Investments LLC and Haverford Valley L.C., and shares voting and dispositive power over 201,693 Shares with High Plains Investments LLC, Haverford Valley L.C. and High Meadows Finance L.C. Dr. Byrne disclaims beneficial ownership of the Shares held by High Plains Investments LLC, High Meadows Finance L.C. and all other persons except to the extent of his pecuniary interest in each entity, respectively. Dr. Byrne has sole voting and dispositive power over 1,060,600 Shares, including 106,000 Shares subject to unexercised options.

        Mr. Pettway ceased to be the beneficial owner of more than five percent of the outstanding Shares on January 1, 2003.

        No transactions in the Shares were effected by Dr. Byrne in the last sixty days except that Dr. Byrne acquired beneficial ownership of 620,000 of the Shares described herein in open market purchases on the Nasdaq National Market System as described on Exhibit A to this Amendment.

SIGNATURE

        After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this Amendment No. 2 to Statement on Schedule 13D relating to him is true, complete and correct.

Dated: February 20, 2004

/s/ PATRICK M. BYRNE Patrick M. Byrne
/s/ JOHN B. PETTWAY John B. Pettway

Exhibit A

SYM	PRICE	QTY	PRICE
OSTK	19.4500	2992	19.4500	5,213,624
OSTK	19.4800	300	19.4800	5,213,924
OSTK	19.4900	3400	19.4900	5,217,324
OSTK	19.5000	250	19.5000	5,217,574
OSTK	19.5990	150	19.5990	5,217,724
OSTK	19.6000	900	19.6000	5,218,624
OSTK	19.6390	100	19.6390	5,218,724
OSTK	19.6400	1450	19.6400	5,220,174
OSTK	19.6500	2008	19.6500	5,222,182
OSTK	19.7000	100	19.7000	5,222,282
OSTK	19.7400	150	19.7400	5,222,432
OSTK	19.7500	2450	19.7500	5,224,882
OSTK	19.7800	550	19.7800	5,225,432
OSTK	19.7900	150	19.7900	5,225,582
OSTK	19.8500	50	19.8500	5,225,632
OSTK	19.8800	100	19.8800	5,225,732
OSTK	19.9000	1325	19.9000	5,227,057
OSTK	19.9400	2522	19.9400	5,229,579
OSTK	19.9700	1975	19.9700	5,231,554
OSTK	19.9790	150	19.9790	5,231,704
OSTK	19.9800	300	19.9800	5,232,004
OSTK	19.9890	100	19.9890	5,232,104
OSTK	19.9900	2700	19.9900	5,234,804
OSTK	20.0000	8850	20.0000	5,243,654
OSTK	20.2100	500	20.2100	5,244,154
OSTK	20.2480	300	20.2480	5,244,454
OSTK	20.2500	10750	20.2500	5,255,204
OSTK	20.3000	1500	20.3000	5,256,704
OSTK	20.3100	122	20.3100	5,256,826
OSTK	20.3200	1000	20.3200	5,257,826
OSTK	20.3300	10878	20.3300	5,268,704
OSTK	20.3500	4410	20.3500	5,273,114
OSTK	20.3700	200	20.3700	5,273,314
OSTK	20.3800	700	20.3800	5,274,014
OSTK	20.4400	100	20.4400	5,274,114
OSTK	20.4500	263	20.4500	5,274,377
OSTK	20.4600	100	20.4600	5,274,477
OSTK	20.4700	500	20.4700	5,274,977
OSTK	20.4800	2800	20.4800	5,277,777
OSTK	20.5000	11620	20.5000	5,289,397
OSTK	20.6290	500	20.6290	5,289,897
OSTK	20.6300	600	20.6300	5,290,497
OSTK	20.6400	3800	20.6400	5,294,297
OSTK	20.6500	34918	20.6500	5,329,215
OSTK	20.6900	63	20.6900	5,329,278
OSTK	20.7000	6937	20.7000	5,336,215
OSTK	20.7400	8237	20.7400	5,344,452
OSTK	20.8000	7000	20.8000	5,351,452
OSTK	20.8300	100	20.8300	5,351,552
OSTK	20.8400	2880	20.8400	5,354,432
OSTK	20.8500	13640	20.8500	5,368,072
OSTK	20.8900	1600	20.8900	5,369,672
OSTK	20.9000	7000	20.9000	5,376,672
OSTK	20.9100	100	20.9100	5,376,772
OSTK	20.9190	300	20.9190	5,377,072
OSTK	20.9200	400	20.9200	5,377,472
OSTK	20.9300	800	20.9300	5,378,272
OSTK	20.9400	6900	20.9400	5,385,172
OSTK	20.9500	7260	20.9500	5,392,432
OSTK	20.9600	300	20.9600	5,392,732
OSTK	20.9690	260	20.9690	5,392,992
OSTK	20.9700	4020	20.9700	5,397,012
OSTK	20.9800	1100	20.9800	5,398,112
OSTK	20.9900	7400	20.9900	5,405,512
OSTK	21.0000	61450	21.0000	5,466,962
OSTK	21.0600	2600	21.0600	5,469,562
OSTK	21.1100	1900	21.1100	5,471,462
OSTK	21.1300	5000	21.1300	5,476,462
OSTK	21.1400	100	21.1400	5,476,562
OSTK	21.1500	3040	21.1500	5,479,602
OSTK	21.1800	7100	21.1800	5,486,702
OSTK	21.1990	900	21.1990	5,487,602
OSTK	21.2000	41870	21.2000	5,529,472
OSTK	21.2060	600	21.2060	5,530,072
OSTK	21.2090	400	21.2090	5,530,472
OSTK	21.2100	7320	21.2100	5,537,792
OSTK	21.2200	600	21.2200	5,538,392
OSTK	21.2300	40	21.2300	5,538,432
OSTK	21.2400	12400	21.2400	5,550,832
OSTK	21.2500	39790	21.2500	5,590,622
OSTK	21.2700	200	21.2700	5,590,822
OSTK	21.2900	8800	21.2900	5,599,622
OSTK	21.3100	32500	21.3100	5,632,122
OSTK	21.3300	500	21.3300	5,632,622
OSTK	21.3400	600	21.3400	5,633,222
OSTK	21.3500	10150	21.3500	5,643,372
OSTK	21.3600	7000	21.3600	5,650,372
OSTK	21.3700	2300	21.3700	5,652,672
OSTK	21.3800	5260	21.3800	5,657,932
OSTK	21.3990	1450	21.3990	5,659,382
OSTK	21.4000	35640	21.4000	5,695,022
OSTK	21.4270	300	21.4270	5,695,322
OSTK	21.4280	200	21.4280	5,695,522
OSTK	21.4290	400	21.4290	5,695,922
OSTK	21.4300	7800	21.4300	5,703,722
OSTK	21.4390	300	21.4390	5,704,022
OSTK	21.4400	1262	21.4400	5,705,284
OSTK	21.4490	600	21.4490	5,705,884
OSTK	21.4500	32760	21.4500	5,738,644
OSTK	21.4570	100	21.4570	5,738,744
OSTK	21.4600	4200	21.4600	5,742,944
OSTK	21.4900	38567	21.4900	5,781,511
OSTK	21.5000	49121	21.5000	5,830,632
Total $ Purchases		620000

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AMENDMENT NO. 2 TO SCHEDULE 13D
AMENDMENT NO. 2 TO STATEMENT ON SCHEDULE 13D
  Item 2. Identity and Background
  Item 3. Source and Amount of Funds or Other Consideration
  Item 4. Purpose of the Transaction
  Item 5. Interest in Securities of the Issuer
SIGNATURE
Exhibit A